UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              Snap-On Incorporated
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83303410
                 ---------------------------------------------
                                 (CUSIP Number)

                              Neal K. Stearns, Esq.
                               First Manhattan Co.
                               437 Madison Avenue
                            New York, New York 10022
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 22, 2002
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                  SCHEDULE 13D
- ---------------------                                      ---------------------
CUSIP NO. 83303410                                           PAGE 2  OF 5 PAGES
- ---------------------                                      ---------------------
- --------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS (ENTITIES ONLY)
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     First Manhattan Co.    13-1957714
- --------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)  [  ]
                                                                   (b)  [  ]

- --------------------------------------------------------------------------------
 3.  SEC USE ONLY

- --------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     PF, OO
- --------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
- --------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- --------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF            199,200
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           3,263,446
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON              199,200
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     3,533,712
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,732,912
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     BD, IA, PN
- --------------------------------------------------------------------------------

         First Manhattan Co. ("FMC") hereby amends and supplements its statement on Schedule 13D with respect to the common stock, $1 par value (the "Common Stock"), of Snap-On Incorporated, a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, the information in the original Schedule 13D, as amended, remains in full force and effect.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         As of January 24, 2002, FMC beneficially owned an aggregate of 3,732,912 shares of Common Stock of the Issuer, or 5.8% of the 64,344,037 shares of Common Stock of the Issuer that were outstanding as of October 27, 2001. Such 3,732,912 shares beneficially owned by FMC include 352,650 shares owned by general partners of FMC, as to which FMC had sole voting power and sole dispositive power with respect to 137,700 shares, shared voting power with respect to 100,950 shares and shared dispositive power with respect to 214,950 shares, and 3,380,262 shares owned by customers of FMC for whom FMC was authorized to vote or to exercise investment discretion, as to which FMC had sole voting power and sole dispositive power with respect to 61,500 shares, shared voting power with respect to 3,162,496 shares and shared dispositive power with respect to 3,318,762 shares. The general partners and customers of FMC that owned such shares had shared voting power and shared dispositive power with respect to the shares owned by them and the sole right to receive dividends and the proceeds of sale of such shares. None of such general partners or customers had shared voting power or shared dispositive power with respect to 5% or more of the outstanding shares of the class.

         The number of shares of Common Stock outstanding as of October 27, 2001 includes 57,900,940 shares which the Issuer reported as outstanding as of that date on the cover page of its Form 10-Q report for the quarterly period ended September 29, 2001 and 6,443,097 shares which were owned by a Grantor Stock Trust at December 31, 2000, according to a statement on Schedule 13G filed by the Trust on March 22, 2001. Although the Issuer did not include such 6,443,097 shares as outstanding for purposes of the cover page of the Form 10-Q report, the Issuer claims that such shares are entitled to be voted at stockholders' meetings and may be sold by the Trustee of the Grantor Stock Trust under certain circumstances, and accordingly FMC believes that such shares should be considered outstanding for purposes of calculating the percentage of the class of securities with respect to which FMC has voting power or dispositive power.

         Set forth on Schedule I hereto are transactions effected by FMC since the filing of Amendment No. 2 to this Schedule 13D in Common Stock of the Issuer with respect to which FMC may be deemed to be or to have been a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934.



                                Page 3 of 5 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2002

                                                     /s/ Neal K. Stearns
                                                    --------------------------
                                                         Neal K. Stearns, Esq.
                                                         General Partner
                                                         First Manhattan Co.




                                Page 4 of 5 Pages

                                                                    Schedule I


Date of Transaction     Purchase or Sale     Number of Shares    Price per share
- -------------------     ----------------     ----------------    ---------------
12/26/2001                    Sale               13900               $33.877
12/27/2001                    Sale               14400               $33.925
12/31/2001                    Sale               90900               $33.72
01/02/2002                    Sale                1400               $33.25
01/03/2002                    Sale               80600               $33.103
01/04/2002                    Sale              100000               $33.1
01/07/2002                    Sale               51550               $33.02
01/08/2002                    Sale                 200               $33.00
01/08/2002                    Sale                 400               $32.33
01/09/2002                    Sale               40000               $33.001
01/11/2002                    Sale                 400               $32.37
01/11/2002                    Sale               26700               $32.333
01/15/2002                    Sale               30000               $31.599
01/16/2002                    Sale               30000               $31.612
01/17/2002                    Sale               93800               $31.431
01/18/2002                    Sale               33945               $31.442
01/22/2002                    Sale               39168               $31.727
01/23/2002                    Sale               45200               $31.51
01/24/2002                    Sale               12300               $31.56



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